Filed by Reliant Energy, Incorporated
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: CenterPoint Energy, Inc.
Commission File No.: 333-69502

The following presentation relating to the proposed transaction is being filed by Reliant Energy, Incorporated pursuant to Rule 425:



New Holding Company Formation and Spin-off of Reliant Resources

Forward Looking Information

This presentation includes forward-looking statements. Actual events and results may differ materially from those projected. Factors that could affect actual results include the timing and impact of future regulatory and legislative decisions, effects of competition, weather variations, changes in Reliant Energy's business plans, financial market conditions and other factors discussed in Reliant Energy's filings with the Securities and Exchange Commission.

ADDITIONAL INFORMATION:

IN CONNECTION WITH THE PROPOSED HOLDING COMPANY FORMATION BY RELIANT ENERGY, CENTERPOINT ENERGY AND RELIANT ENERGY HAVE FILED A JOINT PROXY STATEMENT/PROSPECTUS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTIONS, BECAUSE IT CONTAINS IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS CONTAINING INFORMATION ABOUT CENTERPOINT ENERGY AND RELIANT ENERGY, WITHOUT CHARGE, AT THE SEC'S WEB SITE AT WWW.SEC.GOV. COPIES OF THE JOINT PROXY STATEMENT/PROSPECTUS AND THE SEC FILINGS THAT ARE INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO RELIANT ENERGY, INCORPORATED, INVESTOR'S SERVICES DEPARTMENT, P.O. BOX 4505, HOUSTON, TEXAS 77210-4505, PHONE: (800) 231-6406 OR (713) 207-3060.

Reliant Energy Restructuring and RRI Spin-off


WALL ST

IPO

Sold approximately 20% of unregulated business, Reliant Resources (RRI), in an IPO in May 2001

Restructure

Will form CenterPoint Energy (CEP) to be new holding company for Reliant Energy and its subsidiaries

Spin-off

Will create two independent companies. Plan to distribute 80% stock interest in RRI to CEP shareholders sometime in the first quarter 2002

IPO of 20% of Reliant Resources

- First trading day May 1, 2001
- 59.8 million total shares of common stock issued to public in the IPO
  - Total net proceeds of $1.694 billion
- 240 million shares of RRI common stock retained by Reliant Energy
- 19.9% public ownership*



Public Shareholders
100%
Reliant Energy
~80%*
Regulated Businesses
Reliant Resources
~20%*
Public Shareholders

* Percent ownership at time of IPO

Formation of the New Holding Company

- New holding company structure approved by shareholder vote on December 17, 2001
- New holding company will be called CenterPoint Energy
- CenterPoint Energy will become the parent company of Reliant Energy
- Being formed as a part of a corporate restructuring designed to meet applicable regulatory requirements in the move to retail electric competition in Texas
- Holding company formation expected to happen in the first quarter of 2002
- Each outstanding share of Reliant Energy common stock (REI) will automatically be converted into one share of CenterPoint Energy common stock (CEP)


Public Shareholders
100%
CenterPoint Energy
100%
100%
100%
~80% (subject to spin-off)
Texas Genco (power generation)
Subject to RRI option in 2004
Electric Transmission/ Distribution Utility
Gas Distribution, Pipelines, Gathering
Reliant Resources, Inc.
~20%
Public Shareholders

Spin-off of Reliant Resources

- Plan to distribute 240 million shares of RRI common stock owned by CEP to CEP shareholders through a stock dividend

- Number of RRI shares distributed for each CEP share owned will depend on the number of CEP shares outstanding at the time of the separation
  - CEP will own and plans to distribute 240 million shares of RRI
  - Distribution ratio= 240 million RRI shares / (number of CEP shares outstanding)
    = ~0.8 shares of RRI for each share of CEP
  - The ratio is not expected to materially change

- Dividend policy
  - As a growth-oriented company, Reliant Resources does not pay a dividend and does not plan to pay dividends in the future
  - CenterPoint Energy will continue to pay a dividend
    - Expect dividend to be less than current dividend being paid by Reliant Energy because CEP will be a smaller company once RRI shares are distributed
    - Level of new dividend has not been established, but dividend payout will be comparable to other regulated utilities (somewhere greater than 50% of CEP earnings per share, which are expected to be in the range of $1.17 to $1.22 in 2002)
  - Board of Directors will determine new dividend before the spin-off of RRI

- Expect to complete spin-off during first quarter of 2002

Example of Share Exchange and Distribution

Reliant Energy


100 shares of REI
Restructuring
One-for-one conversion
100 shares of CEP
Spin-off of RRI
Retain CEP shares and receive distribution of RRI shares
100 shares of CEP
~80 shares of RRI*

* Based on distribution ratio calculated using currently outstanding shares of REI (~298 million as of December 1, 2001)

Transformation into Two Companies

Reliant Energy

CenterPoint Energy

Regulated energy delivery businesses

- Electricity transmission and distribution
- Natural gas distribution
- Natural gas pipelines and gathering
- **Texas Genco power generation**

Reliant Resources

Competitive energy services businesses

- Unregulated power generation
- Wholesale energy trading and marketing
- Retail energy services

Reliant Resources' option to purchase these assets in 2004 at fair market price

Distinct Investment Alternatives

Reliant Energy

	CenterPoint Energy	Reliant Resources
Distinct investment opportunities	Expected to appeal to investors interested in reliable dividend income, lower risk, and consistent growth	Expected to attract growth and value-oriented investors
Distinct business and market opportunities	Will strive to optimize existing assets and capitalize on growth opportunities built around its core businesses resulting from the consolidation and restructuring of the fragmented distribution industry	Will strive to capitalize on unregulated acquisition, development, and commercial opportunities resulting from the deregulating U.S. merchant energy industry, Texas retail position, and Texas Genco option

Separation Timeline

Process	Date (to be) Completed
Announced business separation plan	July 2000
Business separation plan approved by Public Utility Commission of Texas	December 2000
IPO of ~20% of Reliant Resources	May 2001
Special shareholder meeting to vote on restructuring	December 2001
IRS/Regulatory approvals	4th quarter 2001 / 1st quarter 2002
Formation of new holding company, CenterPoint Energy (ticker converts to CEP)	1st quarter 2002
Spin-off of Reliant Resources from CenterPoint Energy	1st quarter 2002



Reliant Energy™

New Holding Company Formation and Spin-off of Reliant Resources